Exhibit 99.1

TD Bank Group Provides Supplementary Disclosures Related to Fiscal 2011 IFRS Results and Segment Change

TORONTO (January 26, 2012) – TD Bank Group (TD or the Bank) (TSX and NYSE: TD) today released a supplemental financial information package and an accompanying reader’s guide containing certain quarterly and annual financial information for 2011 prepared in accordance with International Financial Reporting Standards (IFRS). The Bank adopted IFRS on November 1, 2011 and will prepare its financial statements in accordance with IFRS beginning in its first quarter of 2012. The 2011 IFRS results included in the supplemental financial information package are unaudited.

The 2011 IFRS supplemental financial information package, in addition to the Bank’s prior disclosures on IFRS-related impacts, gives a comprehensive view of the key impacts resulting from TD’s adoption of IFRS. This information is provided to help users of the financial statements better understand the impact on the Bank’s 2011 consolidated financial results under IFRS. This information reflects the first-time adoption elections made by the Bank and should be read in conjunction with Note 34 – Transition to IFRS to the Bank’s Consolidated Financial Statements found in the Bank’s 2011 Annual Report available on the Bank’s website at www.td.com/investor-relations. This supplemental financial information package also reflects the realignment of the Insurance business from Canadian Personal and Commercial Banking to Wealth and Insurance (formerly Wealth Management) for fiscal 2011.

FULL YEAR FINANCIAL HIGHLIGHTS, IFRS compared with Canadian Generally Accepted Accounting Principles for fiscal 2011
•	Reported diluted earnings per share were $6.43, compared with $6.41.

•	Adjusted diluted earnings per share were $6.86, compared with $6.82.

•	Reported net income was $6,045 million, compared with $5,889 million1.

•	Adjusted net income was $6,432 million, compared with $6,251 million1.

1
Under Canadian generally accepted accounting principles (GAAP), the portion of income attributable to non-controlling interests of subsidiaries (NCI) is deducted prior to the presentation of net income. Under IFRS, net income reflects income attributable to both shareholders and NCI. NCI under Canadian GAAP and IFRS for 2011 was $104 million.

Adjusted measures are non-GAAP measures. Refer to the “Non-GAAP financial measures” section of this press release for an explanation of reported and adjusted results.

CANADIAN GAAP – IFRS NET INCOME RECONCILIATION

The following is a reconciliation of the reported net income from Canadian GAAP to IFRS. The reconciliation summarizes the impact of the significant differences between IFRS and Canadian GAAP on the Bank’s 2011 IFRS results. Additional information on each of these significant differences is provided below.

(millions of Canadian dollars)	For the three months ended
	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Fiscal 2011
Net income – reported – Canadian GAAP	$1,566	$1,450	$1,332	$1,541	$5,889
Significant accounting differences between IFRS and Canadian GAAP:
Derecognition of financial instruments (securitizations)	9	19	26	(16)	38
Employee benefits	18	18	17	17	70
Share-based payments	(13)	(5)	14	(9)	(13)
Loan origination costs	6	8	(7)	9	16
Business combinations	9	(25)	(1)	(2)	(19)
Other	(32)	(2)	(2)	(4)	(40)
Non-controlling interests in subsidiaries	26	27	25	26	104
Net income – reported – IFRS	$1,589	$1,490	$1,404	$1,562	$6,045
Items of note1	67	145	120	55	387
Net income – adjusted – IFRS	$1,656	$1,635	$1,524	$1,617	$6,432
1 Refer to the Items of Note, Net of Income Taxes table under the “Non-GAAP financial measures” section of this press release.

SIGNIFICANT ACCOUNTING DIFFERENCES BETWEEN IFRS AND CANADIAN GAAP IMPACTING FISCAL 2011 RESULTS:

Derecognition of financial instruments (securitizations)
The area most significantly impacted as a result of adoption of IFRS relates to the Bank’s accounting for its mortgage securitization activities under the Canadian Housing Trust (CHT) program. Derecognition under Canadian GAAP is based on a control model, whereas under IFRS, it is based on a risks and rewards model.

Under Canadian GAAP, the Bank derecognizes mortgages securitized under the CHT program as control has been relinquished and recognizes an up-front gain or loss on sale representing the present value of future margins from the securitized mortgages. As a result, future margins related to securitized mortgages are forgone and the securitized mortgages are no longer recorded on the Bank’s balance sheet. Under IFRS, the Bank does not derecognize mortgages under the CHT program as it retains certain risks and rewards of ownership through the seller swap agreement with CHT.

On transition to IFRS, the Bank was required to retroactively apply the IFRS derecognition requirements to those mortgages that failed the risks and rewards test. As a result, the Bank reversed previously recognized up-front gains or losses on sales and restored interest margins for previously securitized mortgages which will be recorded, along with the cash received on securitization, on its balance sheet. The Bank’s balance sheet is grossed up as the securitized mortgages are recorded back on the balance sheet and cash received on sales are accounted for as financing transactions and is recorded as a securitization liability.

The IFRS adjustments for derecognition of financial instruments have increased net interest income, decreased non-interest income, and overall increased net income. These adjustments are reflected in the Corporate and Wholesale Banking segments where the results of the Bank’s securitization activities reside.

Employee benefits
Under Canadian GAAP, unamortized actuarial gains and losses are amortized and recorded in the Consolidated Statement of Income. Under the IFRS transition rules, the Bank has elected to recognize all of its previously unamortized actuarial gains and losses into its IFRS opening retained earnings, and accordingly, it is no longer required to amortize these net actuarial losses under IFRS. Going forward, the Bank will account for newly accumulated gains and losses in a similar method to how it previously accounted for these amounts under Canadian GAAP.

The IFRS adjustment for employee benefits has decreased non-interest expenses on a consolidated basis and the effects are primarily reflected in the Corporate segment.

Share-based payments
Under Canadian GAAP, the cost of share-based payments is recognized from the date awards were granted over the service period required for employees to become fully entitled to the award. Under IFRS, the cost of share-based payments is recognized over the period that an employee provides the service to earn the award. This includes a period prior to the grant date where employees are considered to have provided service in respect of the awards during that period. This generally results in a longer, but earlier expense recognition period for share-based payments under IFRS.

The IFRS adjustment for share-based payments has increased non-interest expenses on a consolidated basis and had an impact on results of all segments. The quarterly share-based payment adjustments have varied due to the timing of recognizing options for those eligible to retire.

Loan origination costs
Under Canadian GAAP, costs that are directly attributable to the origination of a loan, including certain commitment costs, are deferred and recognized as an adjustment to the loan yield over the expected life of the loan using the effective interest rate method. Under IFRS, loan origination costs must be both directly attributable and incremental to the loan origination in order to be deferred and amortized and recognized as a yield adjustment over the expected life of the loan. On transition to IFRS, certain costs previously permitted to be deferred under Canadian GAAP have been recognized in the Bank’s IFRS opening retained earnings as they are not considered to be incremental to the loan origination. Going forward, the Bank will continue to defer and amortize directly attributable and incremental loan origination costs over the expected life of the loan; however loan origination costs that are not directly attributable and incremental will be expensed as incurred.

The IFRS adjustments for loan origination costs, including certain commitment costs, have increased net interest income, decreased non-interest income, increased non-interest expenses, and overall increased net income. These adjustments have been reflected in the results of the U.S. Personal and Commercial Banking and Corporate segments.

Business combinations
Under IFRS transition rules, the Bank has applied IFRS 3, Business Combinations (IFRS 3) to all business combinations occurring on or after January 1, 2007. Certain differences exist between IFRS and Canadian GAAP in the determination of the purchase price allocation. The most significant differences are described below.

Under Canadian GAAP, an investment in a subsidiary which is acquired through two or more purchases is commonly referred to as a “step acquisition”.

Each transaction is accounted for as a step-by-step purchase, and is recognized at the fair value of the net assets acquired at each step. Under IFRS, the accounting for step acquisitions differs depending on whether a change in control occurs. If change in control occurs, the acquirer remeasures any previously held equity investment at its acquisition-date fair value and recognizes any resulting gain or loss in the Consolidated Statement of Income. Any transactions subsequent to obtaining control are recognized as equity transactions. The difference in accounting treatment for step acquisitions has resulted in a reduction in goodwill and intangible balances to the Bank’s opening balance sheet on November 1, 2010.

Under Canadian GAAP, shares issued as consideration are measured at the market price over a reasonable time period before and after the date the terms of the business combination are agreed upon and announced. Under IFRS, shares issued as consideration are measured at their market price on the closing date of the acquisition. This difference has resulted in a reduction in goodwill to the Bank’s opening balance sheet on November 1, 2010, but has not had an impact on earnings.

Under Canadian GAAP, an acquirer’s restructuring costs to exit an activity or to involuntarily terminate or relocate employees are recognized as a liability in the purchase price allocation. Under IFRS, these costs are generally expensed as incurred and not included in the purchase price allocation.

Under Canadian GAAP, costs directly related to a business combination (e.g., finders’ fees, advisory, legal, etc.) are included in the purchase price allocation, while under IFRS these costs are expensed as incurred.

Under Canadian GAAP, contingent consideration is recorded when it is determinable beyond reasonable doubt, while under IFRS it is recorded at fair value on the date of acquisition, with changes in fair value subsequent to acquisition recorded in the Consolidated Statement of Income.

These differences generally result in fewer business combination-related costs being included in the purchase price allocation and lower amortization of intangibles under IFRS. On a reported basis, the IFRS adjustments for business combinations increased non-interest expenses on a consolidated basis. These adjustments are reflected in the U.S. Personal and Commercial Banking and Corporate segments.

OTHER ACCOUNTING DIFFERENCES BETWEEN IFRS AND CANADIAN GAAP

Consolidation
Under Canadian GAAP, the consolidation of an entity is evaluated under two models, depending on the type of entity being assessed for consolidation. The variable interest model applies when an entity holds a variable interest in a variable interest entity (VIE). If an entity is not a VIE, consolidation is assessed under the voting interest model, where voting rights or governance provisions will determine which party consolidates the entity. In addition, entities that are structured to meet specific characteristics such as Qualifying Special Purpose Entities (QSPEs) are exempt from the consolidation guidance.

Under IFRS, consolidation is based on the principles of control which is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In certain instances, the power of control is apparent, for example, through a majority of voting rights. When control is not apparent, such as when the entity is a special purpose entity (SPE), consolidation is based on an overall assessment of all the relevant facts, including an assessment of risks and rewards. Generally, the party with the majority of rewards or exposure to the residual risk must consolidate the entity. In contrast to Canadian GAAP, there is also no such concept as a QSPE that is exempt from consolidation under IFRS. On adoption of IFRS, the Bank consolidated certain entities that were not previously consolidated under Canadian GAAP, including various capital structures. The consolidation of these entities did not result in a significant impact to the Bank’s 2011 IFRS results as compared to Canadian GAAP.

Withholding taxes related to equity accounted for investments
Under IFRS, the Bank must assume that it will recover its equity investment in TD Ameritrade Holding Corporation (TD Ameritrade) through dividends even if there is no intention to dispose of such investment. Dividends paid by TD Ameritrade are subject to a U.S. withholding tax; therefore, under IFRS the Bank must record a deferred tax liability on its pro rata share of the earnings and profits of TD Ameritrade.

Foreign exchange gains or losses on available-for-sale securities
Under Canadian GAAP, foreign exchange gains or losses on available-for-sale financial instruments denominated in a foreign currency are accumulated in other comprehensive income until realized. Under IFRS, foreign exchange gains or losses on available-for-sale financial instruments denominated in a foreign currency are recorded as non-interest income.

Provisions
Under Canadian GAAP, the Bank records a provision when it is likely that a future event will confirm that an asset had been impaired or a liability incurred and the amount of the loss can be reasonably estimated. Under IFRS, the recognition threshold for recording such impairment or a liability is lower. As a result of this difference between IFRS and Canadian GAAP, the Bank has recorded higher non-interest expenses under IFRS.

Reclassification of non-controlling interests in subsidiaries
Under Canadian GAAP, the portion of income attributable to non-controlling interests in subsidiaries is deducted prior to the presentation of net income after taxes. Under IFRS, non-controlling interests in subsidiaries is a component of net income after taxes. As a result of this presentation difference, non-controlling interests in subsidiaries is included as an adjusting item in the “Canadian GAAP – IFRS Net Income Reconciliation”.

NON-GAAP FINANCIAL MEASURES

The Bank utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its segments and to measure overall Bank performance. The Bank removes “items of note,” net of income taxes, from reported results as items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. Adjusted results and adjusted earnings per share (EPS) are not defined terms under GAAP, and, therefore, may not be comparable to similar terms used by other issuers. For more information of a general nature, see “How the Bank Reports” in the Bank’s 2011 Management’s Discussion & Analysis.

The following table describes the differences in items of note between IFRS and Canadian GAAP. These differences are due primarily to business combination accounting differences as described in the ”Significant accounting differences between IFRS and Canadian GAAP impacting fiscal 2011 results” section of this press release. These differences impact line items a, c, and d in the table below. The incremental items of note reflected in item b in the table below relate to foreign exchange gains and losses on certain securities in Wholesale Banking. This IFRS – Canadian GAAP difference is discussed in the ”Other accounting differences between IFRS and Canadian GAAP” section of this press release.

Items of Note, Net of Income Taxes
(millions of Canadian dollars)	For the three months ended
	Q4	Q3	Q2	Q1	Fiscal
	2011	2011	2011	2011	2011
IteItems of note – Canadian GAAP	$(68)	$(128)	$(119)	$(47)	$(362)
– IFRS – Canadian GAAP differences:
(a) Amortization of intangibles	9	8	9	9	35
(b) Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(7)	6	1	(6)	(6)
(c) Integration, restructuring, and direct transaction costs relating to U.S. Personal and Commercial Banking acquisitions	13	(11)	(4)	(11)	(13)
(d) Integration costs, restructuring costs, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition	(14)	(20)	(7)	—	(41)
Total IFRS – Canadian GAAP differences	1	(17)	(1)	(8)	(25)
Total items of note, net of income taxes – IFRS	$(67)	$(145)	$(120)	$(55)	$(387)

The following two tables provide a summary of the differences between adjusted and reported net income under IFRS, and EPS respectively.

Reconciliation of Adjusted to Reported Net Income under IFRS
(millions of Canadian dollars)	For the three months ended
	Q4	Q3	Q2	Q1	Fiscal
	2011	2011	2011	2011	2011
Net income – adjusted – IFRS	$1,656	$1,635	$1,524	$1,617	$6
Adjustments for items of note, net of income taxes1
Amortization of intangibles2	(95)	(94)	(99)	(103)	(391)
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio3	37	9	7	75	128
Integration, restructuring, and direct transaction costs relating to U.S. Personal and Commercial Banking acquisitions4	1	(39)	(20)	(24)	(82)
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses5	9	5	2	(3)	13
Integration costs, restructuring costs, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition6	(19)	(26)	(10)	—	(55)
Total adjustments for items of note	(67)	(145)	(120)	(55)	(387)
Net income – reported – IFRS	$1,589	$1,490	$1,404	$1,562	$6,045

1
Certain amounts for items of note have changed as a result of IFRS – Canadian GAAP accounting differences and transitional elections. The tax affect for each item is calculated using the effective statutory income tax rate of the applicable legal entity.

2
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade. Effective first quarter 2011, amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only include amortization of intangibles acquired as a result of business combinations. The amounts are net of income tax provision for the three months ended October 31, July 31, April 30, and January 31, 2011, and year-ended October 31 of $41 million, $39 million, $41 million, $43 million, and $164 million, respectively.

3
During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with credit default swaps (CDS) and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. Commencing in the second quarter of 2011, the Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount. The amounts are net of income tax recoveries for the three months ended October 31, July 31, April 30, and January 31, 2011, and year-ended October 31 of $4 million, $4 million, $4 million, $18 million, and $30 million, respectively.

4
As a result of U.S. Personal and Commercial Banking acquisitions, the Bank may incur integration, restructuring, and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. Restructuring charges consist of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist of finders’ fees, advisory fees, legal fees, and other costs. Beginning in Q2, 2010, U.S. Personal and Commercial Banking has elected not to include any further Commerce-related integration and restructuring charges in this item of note as the efforts in these areas have wound down and in light of the fact that the integration and restructuring was substantially complete. Similarly, beginning in Q2 2012, U.S. Personal and Commercial Banking is not expected to include any further FDIC-assisted and South Financial related integration and restructuring charges. For the year ended October 31, 2011, the integration charges were driven by the FDIC-assisted and South Financial acquisitions and there were no restructuring charges or direct transaction costs recorded. The amounts are net of income tax provisions for the three months ended October 31, July 31, April 30, and January 31, 2011, and year-ended October 31 of $10 million, $25 million, $11 million, $13 million, and $59 million, respectively.

5
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the provision for credit losses related to the portion that was hedged via the CDS is netted against this item of note. The amounts are net of income tax provision (recoveries) for the three months ended October 31, July 31, April 30, and January 31, 2011, and year-ended October 31 of $(6) million, $(2) million, $(1) million, $3 million, and $(6) million, respectively.

6
As a result of the Chrysler Financial acquisition in Canada and the U.S., the Bank incurred integration, restructuring, and direct transaction costs. In addition, the Bank experienced volatility in earnings as a result of changes in fair value of the contingent consideration. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. Restructuring charges consist of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist of finders’ fees, advisory fees, legal fees, and other costs. Contingent consideration is defined as part of the purchase agreement, whereby the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recorded at fair value on the date of acquisition. Changes in fair value subsequent to acquisition are recorded in the Consolidated Statement of Income. Adjusted earnings exclude the gains and losses on contingent consideration in excess of the acquisition date fair value. The amounts are net of income tax provisions for the three months ended October 31, July 31, April 30, and January 31, 2011, and year-ended October 31 of $12 million, $16 million, $4 million, nil, and $32 million, respectively.

Reconciliation of Reported to Adjusted IFRS Earnings Per Share
(Canadian dollars, except as noted)	For the three months ended
	Q4	Q3	Q2	Q1	Fiscal
	2011	2011	2011	2011	2011
Basic and diluted earnings per share
Net income available to common shareholders	$1,515	$1,420	$1,339	$1,487	$5,761
Average number of common shares outstanding (millions) – basic	893.8	886.6	883.1	879.3	885.7
Average number of common shares outstanding (millions) – diluted	909.0	902.5	901.0	896.4	902.9

Basic earnings per share - reported	$1.70	$1.60	$1.52	$1.69	$6.50
Adjustments for items of note	0.07	0.17	0.13	0.06	0.44
Basic earnings per share - adjusted	$1.77	$1.77	$1.65	$1.75	$6.94

Diluted earnings per share - reported	$1.68	$1.58	$1.50	$1.67	$6.43
Adjustments for items of note	0.07	0.17	0.13	0.06	0.43
Diluted earnings per share - adjusted	$1.75	$1.75	$1.63	$1.73	$6.86

Convertible Instruments
Certain convertible instruments, including TD Capital Trust II Securities, TD Capital Trust IV Notes, and the Bank’s Class A Preferred Shares, Series M and N which previously were not considered in the calculation of dilutive earnings per share under Canadian GAAP have a dilutive impact on earnings per share upon transition to IFRS. These instruments are convertible to common shares or cash at the option of the Bank, and under IFRS, evidence of the Bank’s past practice of cash settlement is not relevant; and the effect of full dilution must be included in the calculation of dilutive earnings per share.

IFRS IMPACT ON REGULATORY CAPITAL
The transitional impacts of IFRS, which includes the parallel year, will be phased into the Bank’s calculation of regulatory capital on a straight-line basis over five quarters from November 1, 2011 to January 31, 2013, in accordance with the Office of the Superintendent of Financial Institutions transitional provisions. The IFRS impact on Tier 1 capital is expected to be approximately $1,937 million, which includes approximately $387 million for the quarter ending January 31, 2012.

The IFRS impact on the Basel III common equity tier 1 (CET1) ratio will be moderated as a result of certain Basel III deductions. The Bank has previously provided guidance on the CET1 ratio, upon implementation of Basel III in Q1 2013, which includes the full impact of IFRS.

SEGMENT REPORTING

Effective November 1, 2011, the IFRS results for the TD Insurance business were moved from Canadian Personal and Commercial Banking to Wealth and Insurance. The IFRS results for Wealth and Insurance and Canadian Personal and Commercial Banking will be adjusted for segment reporting purposes effective the first quarter of 2012. These changes have been applied retrospectively to restate fiscal 2011 IFRS results as noted below.

Wealth and Insurance
(millions of Canadian dollars, except as noted)	For the three months ended
	Q4	Q3	Q2	Q1	Fiscal
	2011	2011	2011	2011	2011
Net interest income	$136	$139	$134	$133	$542
Insurance revenue, net of claims and related expenses1	308	296	254	309	1,167
Other non-interest income	595	594	592	550	2,331
Total revenue, before TD Ameritrade	1,039	1,029	980	992	4,040
Non-interest expenses, before TD Ameritrade	669	640	648	659	2,616
Net Income
Wealth	139	146	151	130	566
Insurance	150	155	108	128	541
TD Ameritrade	54	48	57	48	207
Total Wealth and Insurance	$343	$349	$316	$306	$1,314
Selected volumes and ratios
Assets under administration – Wealth (billions of Canadian dollars)	$241	$242	$248	$242	$241
Assets under management – Wealth (billions of Canadian dollars)	189	191	190	186	189
Gross originated insurance premiums	873	928	812	713	3,326
Return on invested capital	25.9%	27.1%	25.6%	22.8%	25.3%
Efficiency ratio	64.4%	62.2%	66.1%	66.4%	64.8%
Average number of full-time equivalent staff	11,831	12,014	12,083	12,009	11,984

1
For the three months ended October 31, July 31, April 30, and January 31, 2011, and the year-ended October 31, the claims and related expenses were $580 million, $555 million, $544 million, $500 million, and $2,179 million respectively.

Canadian Personal and Commercial Banking
(millions of Canadian dollars, except as noted)	For the three months ended
	Q4	Q3	Q2	Q1	Fiscal
	2011	2011	2011	2011	2011
Net interest income	$1,840	$1,834	$1,729	$1,787	$7,190
Non-interest income	621	591	564	566	2,342
Total revenue	2,461	2,425	2,293	2,353	9,532
Provision for credit losses	212	205	192	215	824
Non-interest expenses	1,193	1,106	1,074	1,060	4,433
Net income	$754	$795	$733	$769	$3,051
Selected volumes and ratios
Return on invested capital	36.0%	38.0%	36.2%	37.2%	36.9%
Margin on average earning assets including securitized assets	2.71%	2.77%	2.77%	2.81%	2.76%
Efficiency ratio	48.4%	45.6%	46.8%	45.0%	46.5%
Number of Canadian retail branches at period end	1,150	1,134	1,131	1,129	1,150
Average number of full-time equivalent staff	30,065	30,110	29,538	29,540	29,815

This document was reviewed and approved by the Bank’s Audit Committee prior to its release.

Caution Regarding Forward Looking Information, and Other Matters
From time to time, TD makes written and oral forward-looking statements, including in this press release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of TD may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward- looking statements include, among others, statements regarding TD’s objectives and priorities and strategies to achieve them, and TD’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “would”, “expect”, should”, “believe”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.

By their very nature, these statements require TD to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties—many of which are beyond TD’s control and the effects of which can be difficult to predict—may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal, and other risks, all of which are discussed in the Bank’s Management’s Discussion and Analysis (2011 MD&A).

We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect TD’s results. For additional information, please see the “Risk Factors and Management” section of the Bank’s 2011 MD&A. TD’s material general economic assumptions are set out in Bank’s 2011 MD&A under the heading “Economic Summary and Outlook” and for each of the business segments under the heading “Business Outlook and Focus for 2012”.

All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to TD and undue reliance should not be placed on TD’s forward-looking statements.

Any forward-looking statements contained in this press release represent the views of management only as of today’s date and are presented for the purpose of assisting TD’s shareholders and analysts in understanding TD’s objectives and priorities, and may not be appropriate for other purposes. Actual results may differ materially from the results anticipated in these forward-looking statements. TD does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities laws.

First Quarter Results and Earnings Conference Call
We will release our financial results for the first quarter of 2012 on March 1, 2012. We will host an investor call on March 1, 2012 at 3:00 p.m. to discuss our first quarter results and address questions on our results, including the transition to IFRS.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group. TD is the sixth largest bank in North America by branches and serves approximately 20.5 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Waterhouse, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 7.5 million online customers. TD had CDN$733 billion in assets on October 31, 2011.

For further information contact:

Investors:

Rudy Sankovic
TD Bank Group
416-308-9030

Media:

Maria Saros Leung
TD Bank Group
416-983-4093